Exhibit 99.3

AMENDMENT TO THE

MRC GLOBAL INC. 2011 OMNIBUS INCENTIVE PLAN

THIS AMENDMENT is made by MRC Global Inc. (the “Company”),

WITNESSETH:

WHEREAS, the Company sponsors and maintains the plan now known as the “MRC Global Inc. 2011 Omnibus Incentive Plan”, as amended (the “Plan”);

WHEREAS, unless the context clearly requires the contrary, capitalized terms that this Amendment uses that this Amendment does not define shall have the meaning that the Plan ascribes to those terms; and references to Articles and Sections mean the articles and sections of the Plan;

WHEREAS, Section 20.1(a) of the Plan authorizes the amendment of the Plan at any time;

WHEREAS, as amended, there were 7,397,475 Shares reserved and subject to issuance pursuant to the terms of the Plan;

WHEREAS, the Board and the Compensation Committee have determined that (i) the Plan should be amended to increase the number of Shares by 2,500,000 and (ii) that the number of shares that may be issued under the Plan should be increased to a total of 9,897,475 Shares.

NOW, THEREFORE, the Board and the Compensation Committee agree that, effective as of the date the shareholders of the Company approve the following amendment (the “Effective Date”), and contingent upon the shareholders’ approval of the amendments is amended and restated as follows:

1. Section 4.1 of the Plan is hereby amended and restated in its entirety to provide as follows:

4.1. Number of Shares Authorized and Available for Awards. Subject to adjustment as provided under the Plan and the following provisions of this Article 4, the total number of Shares that are available for Awards under the Plan shall be equal to 9,897,475. These Shares may be authorized and unissued Shares or treasury Shares or any combination of the foregoing, as the Board or Committee may determine from time to time. Any of the authorized Shares may be used for any type of Award under the Plan, and any or all of the Shares may be allocated to Incentive Stock Options.

Approved by the Compensation Committee of the Board of Directors

On February 11, 2019

Approved by the Board of Directors

On February 12, 2019